SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under
Section 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 000-22125

DIAMONDCLUSTER INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

875 N. Michigan Avenue
Suite 3000
Chicago, Illinois 60611

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Class B common stock, $0.001 par value per share

(Title of each class of Securities covered by this Form)

Common Stock, par value, $0.001 per share

(Titles of all other classes of securities for which
a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 15d-6	[ ]
Rule 12h-3(b)(1)(i) [ ]

Approximate number of holders of record as of the certification or notice date:

None

Pursuant to the requirements of the Securities Exchange Act of 1934, DiamondCluster International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 9, 2003	By:	/s/ Nancy K. Bellis

Name: Nancy K. Bellis
Title: Vice President, General Counsel and Secretary